ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of shareholders of the Fund was
 held on February 12, 2010 to consider the following proposal. The results of the proposal are indicated below.

Proposal 1  Election of Trustees:
Net Assets Voted Net Assets Voted
			For 		Withheld
Dr. Leroy Keith, Jr. 	600,776,005	 16,431,430
Patricia B. Norris 	601,958,034	 15,249,401
Michael S. Scofield 	601,960,100	 15,247,335